

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 13, 2008

Mark D. Dankberg
Chief Executive Officer
Viasat, Inc.
6155 El Camino Real
Carlsbad, California 92009

Re:

Form 10-K for the fiscal year ended March 30, 2007
File No. 000-21767

Dear Mr. Dankberg:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

/s/Larry Spirgel
Assistant Director